SHEARMAN & STERLING

FAX: 212 848-7179 TELEX: 667290 WUI www.shearman.com	599 LEXINGTON AVENUE NEW YORK, NY 10022-6069 212 848-4000	ABU DHABI BEIJING BRUSSELS DÜSSELDORF FRANKFURT HONG KONG LONDON MANNHEIM MENLO PARK MUNICH NEW YORK PARIS SAN FRANCISCO SINGAPORE TOKYO TORONTO WASHINGTON, D.C.

WRITER'S DIRECT NUMBER: 212-848-4668 646-848-4668 (Fax) Writer's Email Address: ngreene@shearman.com
July 30, 2007

Via Email and EDGAR

Mr. Chad Eskildsen
U.S. Securities and Exchange Commission
Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

First Eagle Funds Annual Report dated October 31, 2007

Dear Chad:

This letter responds to two comments you raised with my firm regarding the aforementioned Annual Report. You and I discussed these matters by telephone and agreed at the conclusion of the call that I would summarize our conversation in a written comment response letter. I do so below.

COMMENT #1: You commented that each of the First Eagle Funds should add two separate line items within (i) its Statements of Assets and Liabilities indicating the aggregate investments in affiliates and the aggregate investments in non-affiliates and (ii) its Statement of Income from Operations indicating the aggregate income from investments in affiliates and the aggregate income from investments in non-affiliates.

RESPONSE #1: As discussed, we plan to add these items to the next Annual Report. We note supplementally that the table discussing investments in affiliates at the end of each relevant Fund’s Schedule of Investments presently provides at least part of the requested information.

COMMENT #2: You commented that the financial results for First Eagle Fund of America show that the Fund realized substantial income from its options investments in Fiscal Year 2006. You suggested that the Fund expand its risk disclosure regarding options.

RESPONSE #2: As discussed, we plan to add disclosure of the type you suggest to the Prospectus as a Principal Investment Risk at the next printing. We will model that disclosure from the present disclosure set out on page 65 of the Annual Report. We note supplementally that the present Annual Report disclosure already is available to current First Eagle shareholders, who, of course, receive the Annual Report as required by law and also is publicly available at firsteaglefunds.com. We also note supplementally that it appears that options will account for a smaller share of the Fund’s income in Fiscal Year 2007 than in Fiscal Year 2006.

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The First Eagle Funds acknowledge that our discussions referenced in this letter do not foreclose the Commission from taking any action with respect to either the Annual Report or the corresponding Registration Statement. In addition, the First Eagle Funds acknowledge that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement. The First Eagle Funds further acknowledge that they may not assert such action by the Commission or the staff as a defense in any proceeding initiated by the Commission, or any other person, under the federal securities laws of the United States.

Thank you for your attention to these filings. We appreciate your suggestions and are pleased to provide the foregoing record of our conversation. Should you have any follow-up questions, please do not hesitate to contact me at (212) 848-4668.

Very truly yours, /s/ Nathan J. Greene Nathan J. Greene

cc:	Robert Bruno (Chief Operations and Financial Officer, First Eagle Funds)